December 12, 2008

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	D&E Communications, Inc.
Form 10-K for the Year ended December 31, 2007
Filed March 13, 2008
File No. 000-20709

Dear Mr. Spirgel:

I am responding on behalf of D&E Communications, Inc. (“D&E” or the “Company”) to the Securities and Exchange Commission’s (the “Commission”) comment letter dated November 21, 2008. On behalf of D&E, I want to thank you for the comments on our most recent proxy statement (the “2008 Proxy”) filed on March 27, 2008. In preparing our 2008 Proxy, our goal was to provide our shareholders with disclosures that were transparent, clear and concise, satisfied the applicable regulations and avoided excess, unnecessary information. The Commission’s comments will help us in the preparation of our future proxy statements and the achievement of our goal.

The following responses have been reviewed with our Audit and Compensation Committees (the “Committee”). Our response to each comment appears in bold after each of your numbered comments below:

Base Pay, page 14

1. In future filings, please clarify whether the performance factors noted in this section are used in a quantitative or subjective manner for the purpose of determining base pay for each named executive officer. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K.

D&E Response: The performance factors listed in the discussion on base pay of D&E’s named executive officers are used in a subjective manner by the Compensation Committee. Specifically, while the Compensation Committee reviews quantitative information such as competitive salary practices of peer group companies in setting base pay, it does not utilize formulas in a manner similar to the way performance goals are used to determine incentive compensation.  In addition, many of the factors listed require, by their nature, subjective evaluations.

In future filings, D&E will modify the first paragraph under the Base Pay sub-heading on page 14 by adding two sentences to clarify this point. The modified disclosure will appear as shown in italics below, with the additional sentences underlined.

We pay our Named Executive Officers and other employees a base salary as part of a competitive compensation package to provide a stable, base source of income. We typically consider salary levels as part of our annual compensation review process or upon a promotion. The Compensation Committee evaluates a number of factors in its review of base salaries.  One factor for determining base salary levels is consideration of peer group compensation data or salary survey data. Additionally, in determining base salaries, we consider the executive’s qualifications and experience, scope of responsibilities, the goals and objectives established for the executive, the executive’s past performance, competitive salary practices at companies in the study groups and internal pay equity. The Committee applies its judgment and discretion to each of these factors in determining base salaries, rather than employing a quantitative formula designed to arrive at a base salary by weighting and scoring each factor.  Actual individual pay levels and merit increases are set and awarded to recognize achievements and ensure appropriate competitiveness within the marketplace. If appropriate, base pay increases may be withheld if corporate or individual performance does not warrant them.

Annual Cash Incentives, page 15

2. In future filings, please disclose the specific financial and individual performance goals were used as factors in determining annual incentive cash compensation. For example, please disclose the minimum and optimum EBITDA levels used to calculate cash incentive payments and the departmental objective results. See Item 402(b)(2)(v) of Regulation S-K. If you believe that disclosure of performance goal is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. See Item 402(b)(2)(v) of Regulation S-K. For guidance, please refer to Question 118.04 of the Division of Corporate Finance's compliance and disclosure interpretations regarding Regulation S-K.

D&E Response: In future filings, where it believes disclosure will not cause it competitive harm, D&E will provide disclosure of the specific financial performance goals to be achieved in order for the named executive officers to earn their incentive compensation disclosed in the proxy statement.  In situations where D&E believes it is appropriate to omit specific targets because disclosure would cause it competitive harm, D&E will provide the Commission staff with its confidentiality analysis and will discuss the difficulty of achieving those targets.

Using the format of our 2008 Proxy as an example for our proxy statement to be filed in 2009, D&E would have modified the seventh and eighth paragraphs under the Annual Cash Incentive discussion that begins on page 15, as shown below in italics and with the additional disclosures underlined.

On January 24, 2008, the Board’s Compensation Committee approved the 2008 STIP with a Target goal of $xx.x million of EBITDA and Threshold and Optimum goals set at $xx.x million and $xx.x million, respectively.  The Company’s actual 2008 EBITDA was $xx.x million, which excludes the impact of a non-cash, asset impairment, consistent with the Company’s past practice of calculating results under the STIP, as defined by the STIP and approved by the Compensation Committee; therefore, the 2008 STIP award for each Corporate Officer, as shown in the Summary Compensation Table below, was based on the corresponding percentage of base salary between the Threshold (or Target) and Target (or Optimum) columns outlined in the tables above. Based on those results, the Chief Executive Officer and the Other Corporate Officers earned xx.x% and xx.x% of base salary, respectively.

The non-Corporate Officer NEOs included in the Summary Compensation Table below each earned xx.x% of base salary as a result of the Company’s 2008 EBITDA performance. In addition, Mr. Beurer earned x.x% of base salary based on his departmental objective results, which included regulatory compliance, carrier access billing and revenue assurance. Specifically, Mr. Beurer’s objectives and corresponding results were:

1.	[Describe Objective # 1 and its results.]
2.	[Describe Objective #2 and its results.]
3.	[Describe Objective #3 and its results.]

Mr. Kirkwood earned x.x% of base salary based on his departmental objective results, which focused on the engineering and operations aspects of our business and included enhancing and expanding the Company’s broadband network, administering a significant portion of our capital expenditure program and reducing operational costs. Specifically, Mr. Kirkwood’s objectives and corresponding results were:

1.	[Describe Objective # 1 and its results.]
2.	[Describe Objective #2 and its results.]
3.	[Describe Objective #3 and its results.]

Thus, total 2008 STIP award payments for Mr. Beurer and Mr. Kirkwood were xx.x% and xx.x%, of base salary, respectively.

In closing, and pursuant to the Commission’s instructions, D&E acknowledges that:

•  It is responsible for the adequacy and accuracy of the disclosure in its filings.

• It understands staff comments and changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•  It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that D&E’s responses to the Commission’s comments will be satisfactory, but if the Commission feels it needs additional information, please let us know.

Sincerely,

/s/ Thomas E. Morell

Thomas E. Morell

Sr. V/P, Chief Financial Officer,

Secretary and Treasurer